 SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

In the month of January, 2014, the percentage of shares of the Monongahela All Cap Value Fund’s (the “Fund”) outstanding shares registered to  Ann Rodgers and Michael C. Rodgers fell to 23.6% and 21.7%, respectively, of the Fund’s total outstanding shares and thus no longer controlled the Fund as of that date.